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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

OWOSSO CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

691217 10 3
(CUSIP Number)

Allied Motion Technologies, Inc.
23 Inverness Way East, Suite 150
Englewood, CO 80112-5711
(303) 799-8520
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 10 Pages.

CUSIP No. 691217 10 3	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Allied Motion Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned by Each		8	SHARED VOTING POWER 3,690,798
Reporting
Person With		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 691217 10 3	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned by Each		8	SHARED VOTING POWER 3,690,798
Reporting
Person With		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 691217 10 3	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard Warzala

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares		7	SOLE VOTING POWER
Beneficially
Owned by Each		8	SHARED VOTING POWER 3,690,798
Reporting
Person With		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,798

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer.

        This Statement relates to the shares of common stock, par value $0.01 per share ("Owosso Common Stock"), of Owosso Corporation, a Pennsylvania corporation ("Owosso"). The address of the Issuer's principal executive offices is 22543 Fisher Road, Watertown, NY 13601.

Item 2. Identity and Background.

        (a)   This statement is filed by Allied Motion Technologies, Inc., a Colorado corporation ("Allied"), Richard Smith and Richard Warzala (the "Reporting Persons").

        (b)   The address of the principal business office for the Reporting Persons is 23 Inverness Way East, Suite 150, Englewood, CO 80112-5711.

        (c)   The principal business of Allied is the design and manufacturing of motor and servo motion products primarily for the Commercial Motor, Industrial Motion Control, and Aerospace and Defense markets. Richard Smith is the Chief Executive Officer of Allied and Richard Warzala is the President of Allied.

        (d)   During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (other than routine traffic violations).

        (e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        Annex A attached to this Schedule 13D contains the following information concerning each director and executive officer of Allied: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Allied, each of the persons named on Annex A is a United States citizen. During the last five years, to the knowledge of Allied, none of Allied's directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        No shares of Owosso Common Stock will be purchased pursuant to the Voting Agreements. The Reporting Person's may be deemed to have obtained beneficial ownership of Owosso Common Stock pursuant to the Voting Agreements described below based on the Reporting Persons' voting power with respect to the covered shares. To the Reporting Persons' knowledge, no other person listed in Annex A has an ownership interest in Owosso.

        On February 10, 2004, Allied entered into a separate voting agreement (each, a "Voting Agreement" and collectively, the "Voting Agreements") with each of, (a) George Lemmon Jr., (b) The John F. Northway, Sr. Trust, (c) Lowell Huntsinger, (d) John Reese, and (e) Randall James (collectively, the "Shareholders"). The Shareholders entered into the Voting Agreements as an inducement for Allied to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. Allied has not paid additional consideration to the Shareholders or Owosso in connection with the execution and delivery of the Voting Agreements.

Page 5 of 10 pages

Item 4. Purpose of Transaction.

        On February 10, 2004, Allied entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Allied, AMOT, Inc., a Pennsylvania corporation and a wholly-owned subsidiary of Allied ("Merger Sub"), and Owosso. Pursuant to the Merger Agreement, subject to certain conditions, Owosso will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Allied (the "Merger"). As a result of the Merger, each issued and outstanding share of Owosso Common Stock will be automatically converted into the right to receive 0.068 shares (the "Exchange Ratio") of common stock, no par value per share, of Allied ("Allied Common Stock") (such fraction of a share, together with any cash in lieu of fractional shares to be paid, collectively are referred to as the "Common Stock Merger Consideration"). Each issued and outstanding share of Owosso class A convertible preferred stock, par value $0.01 per share ("Owosso Preferred Stock"), will be automatically converted into the right to receive: (A) cash in the amount of $.9333 per share; (B) 0.127 shares (the "Preferred Exchange Ratio") of Allied Common Stock; and (C) a warrant to purchase 0.28 shares of Allied Common Stock (the "Preferred Merger Consideration" and, together with the Common Stock Merger Consideration and the Additional Preferred Merger Consideration, the "Merger Consideration")

        Allied entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Shareholders has agreed to be present and vote, and has granted to Richard Smith and Richard Warzala, as officers of Allied, an irrevocable proxy to vote all of the Owosso Common Stock and Owosso Preferred Stock beneficially owned by such Shareholder, together with any shares of Owosso Common Stock and Owosso Preferred Stock acquired after the date of the Voting Agreements, whether upon the exercise of options, conversion of convertible securities or otherwise (collectively, the "Voting Shares") at any meeting of the shareholders of Owosso, however called, or any adjournment or postponement thereof: (a) in favor of the Merger; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Owosso under the Merger Agreement; and (c) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger.

        In addition to the other covenants and agreements of the Shareholders provided for in the respective Voting Agreements, from the date of execution of the respective Voting Agreement until the first to occur of the Effective Time or the termination of the respective Voting Agreement, each of the Shareholders has agreed, generally, not to (i) transfer, or consent to any transfer of, any or all of the Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Shares; (iv) deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the respective Voting Agreement or the transactions contemplated by the respective Voting Agreement or the Merger Agreement or which would make any representation or warranty of Shareholder in the Voting Agreement untrue or incorrect.

        The foregoing summary of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

        The purpose of the Merger is for Allied to acquire control of Owosso. Upon consummation of the Merger, Owosso will be merged with Merger Sub and will become a controlled subsidiary of Allied, the shares of Owosso Common Stock will cease to be freely traded or listed, Owosso Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended.

Page 6 of 10 pages

        Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

        The information contained in Item 3 and Item 4 and Rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

        (a)-(b) Prior to February 10, 2004, none of the Reporting Persons were the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Owosso Common Stock. Upon execution of the Voting Agreements, the Reporting Persons may be deemed to have acquired sole or shared voting power (for the sole purposes described in the Voting Agreements) with respect to, and to that extent only, beneficial ownership of, shares of Owosso Common Stock beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in their respective Voting Agreements, the Shareholders subject to the Voting Agreements beneficially own, and therefore the Reporting Persons may be deemed to beneficially own, 3,690,798 shares of Owosso Common Stock constituting approximately 63.4% of the total issued and outstanding shares of Owosso Common Stock (based on 5,824,306 shares, the number of shares outstanding, as represented by Owosso in the Merger Agreement). The Reporting Persons disclaim beneficial ownership of any shares of Owosso Common Stock.

        Except as disclosed in this Item 5, the Reporting Person nor, to the best of its knowledge, any of the directors or executive officers of Allied, beneficially owns any shares of Owosso Common Stock.

        (c)   Neither the Reporting Persons nor, to the knowledge of Allied, any person named in Annex A, has effected any transaction in Owosso Common Stock during the past 60 days.

        (d)   To the Reporting Persons' knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Owosso Common Stock owned by such Shareholder and reported by this statement.

        (e)   Not applicable.

        References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Owosso, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 7 of 10 pages

Item 7. Material to be Filed as Exhibits

  99.1
  Agreement and Plan of Merger, dated as of February 10, 2004, by and among Allied, Merger Sub and Owosso. Pursuant to the Merger Agreement, subject to certain conditions, Owosso will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Allied

  99.2
  Voting Agreement, dated as of February 10, 2004, by and among Allied and George Lemmon Jr.

  99.3
  Voting Agreement, dated as of February 10, 2004, by and among Allied and The John F. Northway, Sr. Trust

  99.4
  Voting Agreement, dated as of February 10, 2004, by and among Allied and Lowell Huntsinger

  99.5
  Voting Agreement, dated as of February 10, 2004, by and among Allied and John Reese

  99.6
  Voting Agreement, dated as of February 10, 2004, by and among Allied and Randall James

Page 8 of 10 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 20, 2004

ALLIED MOTION TECHNOLOGIES, INC.
By:	/s/ RICHARD SMITH
Name:	Richard Smith
Title:	Chief Executive Officer
/s/ RICHARD SMITH Richard Smith
/s/ RICHARD WARZALA Richard Warzala

Page 9 of 10 pages

ANNEX A TO SCHEDULE 13D

        Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of Allied. The name of each person who is a director of Allied is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 23 Inverness Way East, Suite 150, Englewood, CO 80112-5711.

Name	Principal Occupation or Employment	Principal Business in which such Employment is Conducted
Eugene E. Prince*	Retired	N/A
Delwin D. Hock*	Retired	N/A
Graydon D. Hubbard*	Retired	N/A
George J. Pilmans*	Retired	N/A
Richard D. Smith*	Chief Executive Officer and Chief Financial Officer	Allied
Richard S. Warzala	President and Chief Operating Officer	Allied

Page 10 of 10 pages

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURE
ANNEX A TO SCHEDULE 13D